FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                (Translation of Registrant's Name Into English)

                          1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                     Japan
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Material Contained in this Report:


1. English translation of a notice concerning the revised business performance projections of a subsidiary, Trinity Industrial Corporation, for the year ending March 31, 2004, as filed jointly by the registrant and Trinity Industrial Corporation with the Tokyo Stock Exchange on November 4, 2003.

2. English translation of a notice, as distributed to shareholders of the registrant on November 5, 2003, concerning the Board of Directors' resolution to pay interim dividends.

3. English summary of twelve Amendment Reports of Bulk Holding that were filed with the Director of the Tokai Local Finance Bureau by the registrant on November 7, 2003.

4. English translation of a notice concerning the dissolution of three Daihatsu subsidiaries, Daihatsu Australia Pty. Limited, Daihatsu Motor (HK) Limited, and Daihatsu America, Inc., as filed jointly by the registrant and Daihatsu Motor Co., Ltd. with the exchanges in Japan, including the Tokyo Stock Exchange, on November 19, 2003.

5. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 20, 2003.

6. English translation of a press release, dated November 26, 2003, announcing the registrant's notice to repurchase up to 27,000,000 shares of common stock at a price of JPY 3,210 per share.

7. English translation of a press release, dated November 27, 2003, announcing the results of the registrant's repurchase of 24,750,000 shares of common stock at a price of JPY 3,210 per share.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Toyota Motor Corporation


                                      By:  /s/ Takahiko Ijichi
                                      ------------------------
Date:  November 28, 2003              Name:  Takahiko Ijichi
                                      Title: General Manager,
                                             Accounting Division